October 6, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Your Letter Dated September 23, 2014 (the “Comment Letter”)
Regarding Herbalife Ltd. (File No. 001-32381)’s
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 18, 2014

Dear Ms. Jenkins:

Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and paragraphs below correspond to the headings and comments in the Comment Letter, with the Staff’s comment presented in bold italicized text. In response to the Comment Letter the Company offers the following responses:

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business

Regulation, Page 17

Products, page 17

1.	We note your disclosure on page 20 regarding the publicly available 1986 permanent injunction with the California Attorney General. In particular, we note the statements that the injunction (1) prohibits “certain recruiting-related investments” from Members, (2) mandates that payments to Members be premised “on retail sales (as defined)” and (3) provides that the Company may establish a system to verify or document such compliance. Please advise us of your understanding of the “certain” prohibited recruiting–related investments, the definition of retail sales for the purposes of the injunction, and the voluntary or compulsory nature of the system to verify or document compliance.

Company Response:

We note the Staff’s comment, and in response thereto, note that in referencing “certain recruiting-related investments” that are prohibited by the injunction, we are referring to the injunction’s prohibition on the payment by a Member of consideration for the chance to receive compensation, which is based on other than retail sales for introducing persons into participation in our marketing program.

The injunction sets forth its own definition of retail sales that is different from the financial measure we disclose in our public filings. For purposes of the injunction, “retail sales” is defined as “a sale of defendants’ product(s) in any of the following situations: (1) to persons who are not part of defendant’s marketing program or distribution system; or (2) to persons who are not buying to become part of defendant’s’ marketing program or distribution system; or, (3) to persons who, although desirous of becoming or who are a part of defendants’ marketing plan or distribution system are buying for their own personal or family use.”

The injunction provides Herbalife a safe harbor if it institutes a verification or documentation system to verify that its compensation payments are based on retail sales. However, the verification or documentation system is not mandatory.

Item 6. Selected Financial Data, page 50

2.	You disclose the non-GAAP measure “retail sales.” So that we may further consider your disclosures, address the following:

•	Describe how you calculate (and subsequently modify) suggested retail prices to arrive at retail sales;

•	Describe why you use suggested retail prices as the basis for calculating distributor allowances, bonuses and royalties, and explain how you determine the formulas for distributor allowances, bonuses and royalties;

•	Describe the discretion you have in setting and changing the distributor allowances, bonuses and royalties;

•	Describe why “retail sales” is a relevant and useful performance measure for investors in understanding your operating results. We note in this regard that it is a measure that does not represent a sales amount you have a contractual right to receive from your Members, your Members are not obligated to charge your suggested retail prices to their customers and you have unilateral discretion in establishing and changing those suggested retail prices; and

•	Describe how management uses “retail sales,” as reported in the daily and monthly reports reviewed by management.

Company Response:

We note the Staff’s comment, and in response thereto, note the following

•	Our suggested retail price, the determination of which takes into consideration both pricing competitiveness and profitability, is the listed selling price for each product in each country and is stated in our product price list and on the invoice to our Members. The non-GAAP financial measure “retail sales” represents the total listed selling price of the products sold and is calculated by multiplying the quantity of each product sold by the suggested retail price thereof, without subsequent modification.

•	In general, distributor allowances, bonuses and royalties are a fixed percentage of the suggested retail price of a given product in a given country. We use the suggested retail price as the basis for calculating distributor allowances, bonuses and royalties because we believe it is a simple and consistent methodology, which is easily communicated to and understood by our more than 3 million Members worldwide. We also utilize the suggested retail price as the starting point in our analysis of the impact of various price points for a product on its contribution margin when setting the product’s suggested retail price. In determining distributor allowances, bonuses, and royalties, we start with the suggested retail price of a product and then determine the appropriate percentage of that suggested retail price we will use to calculate distributor allowances, bonuses and royalties. The applicable percentage is used to balance the economic return for Members and the Company. As disclosed on page 55 of our Annual Report on Form 10-K for fiscal year 2013 (the “2013 Form 10-K”), to calculate distributor allowances, bonuses and royalties we generally utilize 90% to 95% of suggested retail price, depending on the product and market, to which we apply discounts of up to 50% for distributor allowances, payouts of up to 15% for royalty overrides, up to 7% for production bonuses and up to 1% for the Mark Hughes bonuses.

•	We have discretion in setting and changing the distributor allowances, bonuses and royalties, subject to applicable regulations and the terms and conditions in the agreement filed as Exhibit 10.6 to our 2013 Form 10-K and referenced by the Staff in comment 5.

•	We believe that retail sales provides useful information to our investors as it represents the gross sales value of all products sold to our Members prior to any discounts. Additionally, because distributor allowances as a percentage of retail sales varies by country and by product, we believe a breakdown of both retail sales and distributor allowances within Product Sales, which we disclose on pages 51, 59 and 63 of our 2013 Form 10-K, provides investors with additional detail and greater visibility into our net sales results Company-wide and on a geographic region and product category basis.

•	Our internal systems capture and track retail sales on a daily basis at the transaction level. On a monthly basis, our financial management uses retail sales for each country to analyze sales trends and assess the reasonableness of distributor allowances, royalty overrides, production bonuses and Mark Hughes bonus. Additionally, retail sales is a component of the financial reports we use to analyze the actual financial results as compared to our internal forecasts.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

3.	You disclose the increase in net sales was primarily due to increased Member engagement, branding activities and improvements in daily consumption DMOs, and key metrics such as Volume Points and Average Active Sales Leaders. In future filings, please quantify the material business reasons for the increase in net sales between periods. Please also disclose with quantification the business reasons for changes between periods in each segment’s operating results, as shown on page 120, including net sales and contribution margin. Please provide draft disclosure. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Company Response:

We note the Staff’s comment, and in response thereto, note that in future filings, when we cite multiple items as contributing to a material change in net sales between periods, we will quantify the impact of each material business reason when possible. Additionally, we note that we have historically quantified the impact of each geographic region’s net sales on total net sales for given periods, as reflected in the disclosure on pages 59-63 of our 2013 10-K. However, we are currently unable to accurately quantify the impact from each business reason listed in the Staff’s comment because, unlike the impact of regional net sales on total net sales, each referenced business reason is a qualitative factor. We have not provided the requested draft disclosure in respect of this portion of the Staff’s comment because we have not identified multiple material business reasons the impact of which on net sales can accurately be quantified. Notwithstanding the foregoing, when multiple material factors are disclosed in future filings the impact of which can be quantified, we will include appropriate numerical disclosure quantifying the impact of each such factor.

Regarding the second portion of the Staff’s comment, we note the drivers for changes in the operating results, specifically for net sales and contribution margin, of each reporting segment are generally the same as those that drive the changes in net sales within each of our six regions. To better help investors understand our results, we will clarify this correlation by adding additional disclosure in future filings noting that the material business reasons for changes between periods in the operating results, including net sales and contribution margin, for our Primary Reporting Segment and China are generally the same factors that affected net sales within the particular regions. Additionally, to the extent that this correlation is not the basis for some or all of the period-on-period change, we will provide additional disclosure to the extent material and identifiable. To the extent we cite multiple business reasons for these changes, when possible, we will also quantify the impact of these business reasons within the discussion of each reporting segment. Exemplary disclosure, which will be included in future filings along with our discussion of the geographic regions sales performance, would be as follows if included in our 2013 Form 10-K:

Reporting Segment Results

We aggregate our operating segments, excluding China, into one reporting segment, or the Primary Reporting Segment. The Primary Reporting Segment includes the North America, Mexico, South & Central America, EMEA, and Asia Pacific regions. China has been identified as a separate reporting segment primarily due to the regulatory environment in China. See Note 10, Segment Information, to the Consolidated Financial Statements for further discussion of our reporting segments. See below for discussions of net sales and contribution margin by our reporting segments.

Net Sales by Reporting Segment

The Primary Reporting Segment reported net sales of $4,353.7 million for the year ended December 31, 2013. Net sales for the Primary Reporting Segment increased $559.9 million, or 14.8%, for the year ended December 31, 2013, as compared to the same period in 2012. China reported net sales of $471.6 million for the year ended December 31, 2013. Net sales for China increased $193.1 million, or 69.3%, for the year ended December 31, 2013, as compared to the same period in 2012. See the discussion of net sales by geographic region below of the applicable region(s) comprising each segment for the underlying explanations of the increases in net sales for each reporting segment for the year ended December 31, 2013, as compared to the same period in 2012.

Contribution Margin by Reporting Segment

As discussed above under “Presentation,” contribution margin consists of net sales less cost of sales and royalty overrides. The Primary Reporting Segment reported contribution margin of $1,941.7 million for the year ended December 31, 2013. Contribution margin for the Primary Reporting Segment increased $270.7 million, or 16.2%, for the year ended December 31, 2013, as compared to the same period in 2012. China reported contribution margin of $422.7 million for the year ended December 31, 2013. Contribution margin for China increased $172.6 million, or 69.0%, for the year ended December 31, 2013, as compared to the same period in 2012. The increases in contribution margin for the Primary Reporting Segment and China for the year ended December 31, 2013 as compared to the same period in 2012 was primarily due to the increases in net sales as described in the Net Sales by Reporting Segment section above.

4.	Please disclose the primary factors and underlying trends that resulted in the period-on-period material changes in your key performance indicators. For example we note that the rate increase in Average Active Sales Leaders in your Asia Pacific geographic region fell from 31.2% in fiscal 2012 to 13.1% in fiscal 2013. We also note that the rate of increase in Volume Points in your Asia Pacific region fell from 24.6% to 2.3% over the same periods. Additionally, we note the risk factor disclosure on page 28 and elsewhere regarding your dependence on the ability to recruit new Members and retain existing Members. Please disclose in future filings, if material, the extent to which management uses a measure of performance relating to retention of Members. Please provide draft disclosure. For guidance, please refer to Section III.B.1 of SEC Release No. 33-8350.

Company Response:

We note the Staff’s comment, and in response thereto, note that the two key performance indicators referenced in the Staff’s comment, “Average Active Sales Leaders” and “Volume Points,” are two metrics we believe measure the success of the Company’s strategy which, as discussed on pages 13 – 16 of our 2013 Form 10-K, focuses on achieving sustainable growth in our business. Due to the qualitative nature of the business activities comprising the Company’s strategy, such as our daily consumption DMO’s, producing high quality products, educating our Member-base, providing easy access to our products and increasing brand awareness, we are unable to quantify the specific impact attributable to each of the primary factors and the underlying trends that resulted in the aggregate period-on-period changes in these two key performance indicators. Therefore, we have not provided the requested draft disclosure. However, in future filings we will disclose, to the extent identifiable and quantifiable, the primary factors and underlying trends that resulted in material period-on-period changes in any key performance indicators addressed in those filings.

We note the Staff’s comment regarding the retention of existing Members and note that our management does not use a measure of performance relating to retention of Members and we currently have no plans to develop or otherwise utilize a measure of performance relating to retention of Members in the future. In the past we did disclose the rate of Member turnover and we may choose to do so again in the future if management determines such disclosure is appropriate under the circumstances; however, even if such disclosure is made, we do not expect that the information would be used by management for purposes of running our business.

As such, we have not provided a draft disclosure for a measure of performance relating to the retention of Members. However, to the extent such a measure is established and is material, we will disclose such fact and how management uses such a measure in future filings.

5.	We note you have filed your Notice to Distributors regarding Amendment to Agreements of Distribution, dated as of July 18, 2002 between Herbalife International, Inc. and each Herbalife Distributor as Exhibit 10.6 to your Form 10-K. Given that your business model in China is different from your traditional marketing program and the increasing contribution to your revenues by sales made in China, please advise us whether you have a separate Agreement of Distributorship or similar agreement or arrangement with your Chinese sales representatives, sales officers and independent service providers. If so, please tell us what consideration was given to filing the agreement. Refer to Item 601(b) (10) of Regulation S-K.

Company Response:

We note the Staff’s comment, and in response thereto, note that we do not have any separate agreement or arrangement with our Chinese sales representatives, sales officers, and independent service providers comparable to that filed as Exhibit 10.6 to our 2013 Form 10-K.

* * * * *

We trust this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE LTD.

By:	/s/ Bosco Chiu
Bosco Chiu
Senior Vice President
Principal Accounting Officer

cc:	Michael O. Johnson, Chief Executive Officer & Chairman
John DeSimone, Chief Financial Officer
Mark Friedman, General Counsel & Corporate Secretary